Exhibit 99.1

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its audited consolidated financial statements for its fiscal year ended December 31, 2013.

The first pivotal Phase 3 U.S. study of NX-1207 (NX02-0017) for benign prostatic hyperplasia (BPH or prostatic enlargement) completed enrollment in November 2012; the second (NX02-0018) in April 2013. Overall, NX-1207 is being evaluated in six large studies, including two safety reinjection studies (NX02-0020 and NX02-0022), a European pivotal study (ERNEST) being conducted by Recordati S.p.A, the Company’s European partner, and a U.S. Phase 2 prostate cancer study (NX03-0040). The Company previously successfully completed four Phase 1 and Phase 2 clinical trials of NX-1207 for BPH as well as over ten additional follow-up studies.

Nymox announced in 2013 that NX-1207, had not shown any evidence of eliciting an immune reaction in men treated with intraprostatic injections of the drug. Extensive clinical immunogenicity testing of men in the Company’s pivotal Phase 3 trials (NX02-0017 and NX02-0018) and Phase 3 repeat injection safety study (NX02-0020) showed no evidence of antidrug antibody formation. Periodic safety monitoring reviews of the NX-1207 trials to date have shown no evidence of any allergic reaction to the drug either on first injection or repeat injection. Positive immunogenicity testing of NX-1207 is an important step in the Company’s drug development program. The results are consistent with the pharmacological and pharmacokinetic profile of the drug and augment the extensive safety experience with the drug in men with over 1,000 men having received the drug to date.

On January 22, Nymox announced new positive Phase 3 safety and efficacy data for study NX02-0020. The NX02-0020 study is a prospective clinical safety evaluation of re-injection of the Company’s NX-1207 drug for BPH. Study participants consisted of 192 consecutively treated men who had previously participated in the completed NX02-0014 and NX02-0016 Phase 2 trials or in the ongoing NX02-0017 and NX02-0018 trials and who wished an open label injection of NX-1207. The mean duration from the initial injection to the final assessment was 26 months. Improvement in the American Urological Association BPH Symptom Index Score was assessed over this greater than 2 years period, and the mean overall improvement in the 192 treated men was 7.6 points (p <.001).

Nymox made a corporate presentation at the 15th Annual Biotechnology Industry Organization CEO & Investor Conference on February 12 at the Waldorf Astoria in New York City.

A presentation entitled “Clinical studies of NX-1207: Phase 3 Injectable for BPH” was given at the 28th Annual European Association of Urology Congress in the Milano Congressi, Milan, Italy on March 17 by Ronald Tutrone Jr, MD, FACS, the Medical Director of the Chesapeake Urology Research Associates of Towson, MD. Dr. Tutrone has participated as an investigator in three of the prospective NX-1207 clinical trials as well as follow-up studies and the NX03-0040 cancer study.

On March 5, Nymox reported that safety assessments of the prostate cancer trial for NX-1207 were positive with no serious or unexpected adverse effects related to the drug. The NX03-0040 prostate cancer clinical study of 150 men is testing low (2.5 mg) and high (15 mg) single doses of NX-1207 for the effect to eradicate or shrink low grade localized prostate cancer tumors. The NX-1207 dose is administered directly into the area of the prostate where the cancer was detected. The procedure is performed by a urologist in an office setting, does not require anaesthesia, sedation, or catheterization, takes only a few minutes and involves minimal discomfort to the patient. Patients in the study are randomly allocated to either low or high dose NX-1207 or to active surveillance (no drug or surgical or radiation treatment). Patients undergoing active surveillance in the trial also have the opportunity to receive NX-1207 after their trial active surveillance participation is completed.

About 1 in 6 men will be diagnosed with prostate cancer during their lifetime. Most cases of prostate cancer are detected via prostate-specific antigen (PSA) screening and are usually found as localized tumors. Surgical removal of the prostate (radical prostatectomy) and radiation therapy with or without androgen deprivation therapy are the most common active treatment options for localized prostate cancer but have significant short- and long- term adverse effects, including impotence, urinary dysfunction, and other complications.

On March 27, Nymox reported that the Company’s FDA Cleared NicAlert™ product continues to achieve widespread acceptance around the world as an important tool in tobacco-related research studies and programs in a broad range of healthcare areas. Researchers in the UK, Canada, the Netherlands, Switzerland, Australia, Brazil, India, and Hong Kong as well as those in major research institutions across the U.S. are employing NicAlert™ in their studies as reported in many new and recent peer-reviewed publications.

NicAlert™ testing has been used in such areas as:

• studies of the effectiveness of tobacco cessation programs (e.g. Addictive Behaviors March 2013; 38 1792–1795; Journal of Perinatology (2012) 32, 374–380; J Am Board Fam Med. 2013 Jan-Feb;26(1):61-70);

• the extent of exposure to secondhand smoke by children of smokers (Thorax 2013 online publication February 10, 2013);

• the accuracy of NicAlert™ to verify smoking status in patients about to undergo surgery (Nicotine Tob Res. 2013 Mar 20. [Epub ahead of print]); and

• the use of saliva NicAlert™ for confirmation of smoking status by dentists treating periodontal disease (J Indian Soc Periodontol. 2012 Oct-Dec;16(4): 508–512).

On April 16, Nymox reported positive new study findings which demonstrated that the Company’s NX-1207 Phase 3 treatment for BPH has no detectable effect on key male structures involved in sexual function. This study has provided new data which offers further scientific support of highly selective sparing of prostatic nerves after NX-1207 treatment. In addition, over 1000 patients in clinical trials who have received Nymox’s NX-1207 have not shown any clinical sexual problems related to the drug. In other studies, intraprostatic NX-1207 has been shown to have no effects on adjacent key organs such as penis and testis, seminal vesicles, urethra and bladder. Male hormone levels are unaffected by NX-1207 treatment. Surgical and other minimally invasive treatments for BPH are non-selective in their effects on the prostate. The end result is improved urinary function at the undesirable cost of lost sexual function. These treatments are known to cause long-term impairment or loss of sexual function in a significant percentage of treated patients. Drugs that provide only minor improvement in urination frequently produce sexual problems. For example, 5-α-reductase inhibitors (5ARI) often lead to loss of libido, impotence, or male breast enlargement (gynecomastia). Alpha-blocker drugs frequently cause retrograde ejaculation (ejaculation into the bladder) or impotence.

On May 6, a high-level symposium and panel discussion was held at the Annual Meeting of the American Urological Association in San Diego, CA. The well-attended symposium highlighted the ongoing clinical development program for NX-1207 for the treatment of BPH and featured expert panel discussions on the new therapy. The symposium, “Clinical studies of NX-1207: Phase 3 Injectable for BPH (Phase 2 for Prostate Cancer),” was chaired by Ronald Tutrone Jr, MD. There were seven symposium panelists who are distinguished Board-certified urologists with extensive experience as clinical investigators in FDA-regulated clinical trials, including the NX-1207 clinical trials.

On September 26, Nymox announced that enrollment in the company's NX03-0040 US Phase 2 clinical trial of NX-1207 for localized prostate cancer was nearing completion with over 80% patients enrolled.

On November 11, Nymox reported a favorable Safety Monitoring Committee review of safety data for the Company’s NX02-0022 reinjection study for NX-1207. The most recent Safety Monitoring Committee meeting found no significant safety concerns to date. Enrollment in this study at participating investigational sites across the U.S. had passed the 50% accrual level. Trial NX02-0022 is an open label study of the safety and efficacy of NX-1207 reinjection for the treatment of BPH. The study is open to subjects who had previously participated in an NX-1207 BPH study. All patients are given an intraprostatic injection of NX-1207 2.5 mg. The first of two NX-1207 reinjection studies (NX02-0020) was successfully completed in January 2013.

Nymox sincerely thanks all shareholders for your ongoing valuable support. The Nymox team greatly looks forward to important developments for your Company.

/s/ Paul Averback

Paul Averback MD
Chief Executive Officer &
President

March 14, 2014

CORPORATE INFORMATION

Directors & Corporate Officers

Paul Averback MD, DABP	- CEO, President and Chairman
Andre Monette CPA, CA, CFA	- CFO
Jack Gemmell BSc, LLB	- General Counsel and Director
Brian Doyle BSc, MBA	- Senior Manager, Global Sales and Marketing
Randall Lanham Esq	- Director
Paul McDonald	- Director
Roger Guy MD	- Director
Prof. David Morse PhD	- Director

Auditors	KPMG LLP

Legal Counsel	Pillsbury Winthrop Shaw Pittman LLP
Osler, Hoskin & Harcourt LLP

Transfer Agent	Computershare Investor Services

Bankers	BMO / Harris Bank

Stock Exchange Listings	The NASDAQ Stock Market

Stock Trading Symbol	NASDAQ : NYMX

Operating Facilities	777 Terrace Avenue
Hasbrouck Heights, NJ, USA, 07604

9900 Cavendish Blvd.
St.-Laurent, PQ, Canada H4M 2V2

Website	www.nymox.com

E-mail	info@nymox.com

TABLE OF CONTENTS

Message to Shareholders	1
Corporate Information	3
Management's Discussion and Analysis	4
Management’s Report	15
Report of Independent Registered Public Accounting Firm	17
Report of Independent Registered Public Accounting Firm	18
Consolidated Statements of Financial Position	21
Consolidated Statements of Operations and Comprehensive Loss	22
Consolidated Statements of Changes in Equity	23
Consolidated Statements of Cash Flows	24
Notes to Consolidated Financial Statements	25

MANAGEMENT'S DISCUSSION AND ANALYSIS
(in US dollars)

This Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as at and for the years ended December 31, 2013, 2012 and 2011. This MD&A should be read together with the audited Consolidated Financial Statements and the related notes. This MD&A is dated March 14, 2014. All amounts in this report are in U.S. dollars, unless otherwise noted.

Except as otherwise indicated, all financial information contained in this MD&A and in the Consolidated Financial Statements has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Consolidated Financial Statements and this MD&A were reviewed by the Corporation’s Audit Committee and were approved by our Board of Directors.

Additional information about the Corporation can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company with a R&D pipeline in development. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia which is in Phase 3 trials in the U.S. In December 2010, the Corporation signed a license and collaboration agreement with Recordati, a European pharmaceutical group, for the development and commercialization of NX-1207 in Europe including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa. The license and collaboration agreement covers the use of NX-1207 for the treatment of BPH as the initial indication for development and commercialization. NX-1207 showed positive results for the treatment of BPH in Phase 1 and 2 clinical trials in the U.S. and in follow-up studies of available subjects from the completed clinical trials. In June 2009, Nymox started the first of two pivotal double blind placebo controlled Phase 3 trials for NX-1207 that incorporated specific protocol design recommendations provided by the FDA. The two pivotal Phase 3 studies for NX-1207 are being conducted at well-known investigational sites across the U.S. with planned enrollment of 1,000 patients. The first Phase 3 study, NX02-0017, completed enrollment in November 2012 and the second, NX02-0018, in April 2013. An open-label U.S. re-injection safety study of NX-1207 for BPH, NX02-0020, was started in July of 2011 and completed its primary endpoint assessment in January 2013. A second open-label U.S. re-injection safety study of NX-1207 for BPH, NX02-0022, started in April 2013 and is continuing. A Phase 2 study of NX-1207 for low grade localized prostate cancer was started in March 2012. Nymox also has in its pipeline drug candidates aimed at the causes of Alzheimer’s disease and new treatments of bacterial infections in humans. Nymox developed the AlzheimAlert™ test, which is certified with a CE Mark in Europe. Nymox developed and markets NicAlert™ and TobacAlert™; which are tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the FDA and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second and third hand smoke exposure in individuals.

We have incurred operating losses throughout our history. Management believes that such operating losses will continue for at least the next few years as a result of a continuing high level of expenditures relating to clinical trials for our potential therapeutic products.

Risk Factors

The business activities of the Corporation since inception have been devoted principally to research and development. Accordingly, the Corporation has had limited revenues from sales and has not been profitable to date. We refer to the Risk Factors section of our Form 20-F filed on EDGAR and on SEDAR for a discussion of the management and investment issues that affect the Corporation and our industry. The risk factors that could have an impact on the Corporation’s financial results are summarized as follows:

  Our Clinical Trials for Our Therapeutic Products in Development, Such as NX-1207, May Not be Successful and We May Not Receive the Required Regulatory Approvals Necessary to Commercialize These Products

  Our Clinical Trials for Our Therapeutic Products, Such as NX-1207, May Be Delayed, Making it Impossible to Achieve Anticipated Development or Commercialization Timelines

  A Setback in Any of Our Clinical Trials Would Likely Cause a Drop in the Price of our Shares

  We May Not be Able to Make Adequate Arrangements with Third Parties for the Commercialization of our Product Candidates, such as NX-1207

  We May Not Achieve our Projected Development Goals in the Time Frames We Announce and Expect

  Even If We Obtain Regulatory Approvals for Our Product Candidates, We Will be Subject to Stringent Ongoing Government Regulation

  It is Uncertain When, if Ever, We Will Make a Profit

  We May Not Be Able to Raise Enough Capital to Develop and Market Our Products

  We Face Challenges in Developing, Manufacturing and Improving Our Products

  Our Products and Services May Not Receive Necessary Regulatory Approvals

  We Face Significant and Growing Competition

  We May Not Be Able to Successfully Market Our Products

  Protecting Our Patents and Proprietary Information is Costly and Difficult

  We Face Changing Market Conditions

  Health Care Plans May Not Cover or Adequately Pay for Our Products and Services

  We Are Subject to Continuing Potential Product Liability Risks, Which Could Cost Us Material Amounts of Money

  The Issuance of New Shares May Dilute Nymox’s Stock

  We Face Potential Losses Due to Foreign Currency Exchange Risks

  We Have Never Paid a Dividend and are Unlikely to do so in the Foreseeable Future

Critical Accounting Policies

The consolidated financial statements of the Corporation have been prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. The Corporation’s functional and presentation currency is the United States dollar. Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Corporation has generally derived its revenue from product sales and collaboration agreements. Revenue from product sales is recognized when the product has been delivered and obligations as defined in the agreement are performed. Collaboration agreements that include multiple deliverables are considered to be multiple-element arrangements. Under this type of arrangement, the identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair values.

Payments received under a collaboration agreement may include upfront payments, milestone payments, sale of goods, royalties and license fees. Revenue for each unit of accounting are recorded as described below:

(i)	Upfront payments:

Upfront payments are deferred and recognized as revenue on a systematic basis over the estimated service period. Changes in estimates are recognized prospectively when changes to the expected term are determined.

(ii)	Milestone payments:

Revenue subject to the achievement of milestones is recognized only when the specified events have occurred and collectability is reasonably assured.

Specifically, the criteria for recognizing milestone payments are that (i) the milestone is substantive in nature, (ii) the achievement was not reasonably assured at the inception of the agreement, and (iii) the Corporation has no further involvement or obligation to perform associated with the achievement of the milestone, as defined in the related collaboration arrangement.

(iii)	Sale of goods:

Revenue from the sale of goods is recognized when the Corporation has transferred to the buyer the significant risks and rewards of ownership of the goods, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iv)	Royalties and license fees:

Royalties and license fees are recognized when conditions and events under the license agreement have occurred and collectability is reasonably assured.

Revenue recognition is subject to critical judgments, particularly in the collaboration agreement described above. Management uses judgment in estimating the service period over which revenue is recognized.

Stock-based Compensation

Stock-based compensation is recorded using the fair value based method for stock options issued to employees and non-employees. Under this method, compensation cost related to employee awards is measured at fair value at the date of grant, net of forfeitures, and is expensed over the award’s vesting period. The Corporation uses the Black-Scholes options pricing model to calculate stock option values, which requires certain assumptions, including the future stock price volatility and expected time to exercise. There is estimation uncertainty with respect to selecting inputs to the Black-Scholes pricing model used to determine the fair value of the stock options. Changes to any of these assumptions, or the use of a different option pricing model, could produce different fair values for stock-based compensation, which could have a material impact on the Corporation’s earnings.

Recoverability of Deferred Tax Assets

Management judgment is required in assessing the recoverability of deferred tax assets. We have recorded no deferred tax assets as of December 31, 2013 and 2012, due to uncertainties related to our ability to utilize all, or a portion of, our deferred tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the recoverability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be recovered. The ultimate recoverability of deferred tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of the Corporation’s products and technologies.

Results of Operations

Selected Annual Information	2013	2012	2011
Total revenues	$3,359,010	$3,072,587	$3,113,815
Net loss	$(4,908,603)	$(7,627,589)	$(9,652,389)
Loss per share (basic & diluted)	$(0.14)	$(0.23)	$(0.30)
Total assets	$966,385	$1,754,179	$6,375,266
Non-current financial liabilities	$400,000	$400,000	$400,000

Quarterly Results	Q4 – 2013	Q3 – 2013	Q2 – 2013	Q1 – 2013
Total revenues	$937,490	$743,288	$839,586	$838,646
Net loss	$(1,316,921)	$(1,020,387)	$(1,477,389)	$(1,093,906)
Loss per share (basic & diluted)	$(0.04)	$(0.03)	$(0.04)	$(0.03)
	Q4 – 2012	Q3 – 2012	Q2 – 2012	Q1 – 2012
Total revenues	$789,550	$764,564	$778,894	$739,579
Net loss	$(2,813,922)	$(1,245,563)	$(1,721,128)	$(1,846,974)
Loss per share (basic & diluted)	$(0.08)	$(0.04)	$(0.05)	$(0.06)

The revenues in 2013, 2012 and 2011 include the recognition of revenue related to the upfront payment of €10 million (US$13.1 million) received from Recordati in December 2010. The net loss during the fourth quarter of 2012 includes a stock compensation charge in the amount of $1,640,500 which explains the increase in net loss for that quarter compared to other quarters presented.

Results of Operations – 2013 compared to 2012

Net losses were $1,316,921, or $0.04 per share, for the quarter, and $4,908,603, or $0.14 per share, for the year ended December 31, 2013, compared to $2,813,922, or $0.08 per share, for the quarter, and $7,627,589, or $0.23 per share, for the year ended December 31, 2012. Net losses include stock compensation charges of $307,326 in 2013 and $1,962,085 in 2012. The decrease in net losses for the quarter and the year ended December 31, 2013 compared to the same periods in 2012 is primarily attributable to lower stock compensation. The balance of the decrease for the year ended December 31, 2013 compared to the year ended December 31, 2012 is related to reductions in many areas of expenditures mainly due to a reduction in clinical trial expenditures as patient participation in the NX-1207 studies reach or near completion. Patient participation in NX02-0020 was completed in 2012 and in NX02-0017 in 2013. The weighted average number of common shares outstanding for the year ended December 31, 2013 was 34,147,666 compared to 33,176,185 for the same period in 2012.

Revenues

Revenues from sales of goods amounted to $283,090 for the quarter and $741,410 for the year ended December 31, 2013, compared with $135,150 for the quarter and $454,987 for the year ended December 31, 2012. The increase for the quarter and the year ended December 31, 2013 compared to the same periods in 2012 is due to new revenue relating to the sale of goods under our licensing agreement. The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Corporation at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Corporation expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

For the three months and year ended December 31, 2013, amounts of $654,400 and $2,617,600 respectively were recognized as revenue relating to the upfront payment received from Recordati in December 2010, compared to $654,400 and $2,617,600 respectively for the three months and year ended December 31, 2012. At December 31, 2013, the deferred revenue related to this transaction recorded in the statement of financial position amounted to $5,126,133 (2012 -$7,743,733).

Research and Development

Research and development expenditures were $1,681,208 for the quarter and $6,274,903 for the year ended December 31, 2013, compared with $3,218,858 for the quarter and $8,572,528 for the year ended December 31, 2012. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline in development. Research and development expenditures also include stock compensation charges of $2,611 for the quarter and $12,679 for the year ended December 31, 2013 and $1,653,428 for the quarter and $1,686,310 for the year ended December 31, 2012. The decrease in expenses for the quarter and for the year ended December 31, 2013 compared to the same periods in 2012 is primarily attributable to lower stock compensation. The balance of the decrease for the year ended December 31, 2013 compared to the year ended December 31, 2012 is due to a reduction in clinical trial expenditures as patient participation in the NX-1207 studies reach or near completion. Patient participation in NX02-0020 was completed in 2012 and in NX02-0017 in 2013. In 2013, research tax credits amounted to $555,031 compared to $289,766 in 2012. The increase in 2013 reflects the receipt of amounts totaling $194,695 which were reserved as provisions in prior years. No provisions were reserved on research tax credits in 2013, which explains the balance of the increase. The Corporation expects that research and development expenditures will decrease as product candidates finish development and clinical trials. However, because of the early stage of development of the Corporation’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures were $44,356 for the quarter and $282,055 for the year ended December 31, 2013, in comparison to expenditures of $36,756 for the quarter and $158,431 for the year ended December 31, 2012. The increase in expenses for the year is attributable to stock compensation expenses recorded in 2013 which amounted to $123,700 compared to $389 in 2012. The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $401,038 for the quarter and $1,755,886 for the year ended December 31, 2013, compared with $356,341 for the quarter and $1,972,120 for the year ended December 31, 2012. General and administrative expenditures also include stock compensation charges of $170,947 for the year ended December 31, 2013 and $275,386 in 2012. The increase for the quarter is due to higher expenditures on shareholder relations compared to the same quarter in 2012. The decrease in expenses for the year ended December 31, 2013 is primarily attributable to a reduction in stock compensation expenses and professional fees in 2013 compared to 2012. The Corporation expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Finance Costs - Foreign Exchange

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 59% of 2013 expenses (2012 – 57%; 2011 – 66%) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2013, 2012 or 2011.

Inflation

The Corporation does not believe that inflation has had a significant impact on its results of operations.

Results of Operations – 2012 compared to 2011

Net losses were $2,813,922, or $0.08 per share, for the quarter, and $7,627,589, or $0.23 per share, for the year ended December 31, 2012, compared to $1,659,125, or $0.05 per share, for the quarter and $9,652,389, or $0.30 per share, for the year ended December 31, 2011. Net losses include stock compensation charges of $1,962,085 in 2012 and $4,005,404 in 2011. The decrease in net losses is principally attributable to the lower stock compensation charges recorded in 2012 compared to the same period in 2011. The weighted average number of common shares outstanding for the year ended December 31, 2012 was 33,176,185 compared to 32,711,431 for the same period in 2011.

Revenues

Revenues from sales of goods amounted to $135,150 for the quarter and $454,987 for the year ended December 31, 2012, compared with $123,206 for the quarter and $496,215 for the year ended December 31, 2011. A reduction in orders by one client for NicAlert™/TobacAlert™ explains the decrease in sales for 2012 compared to 2011.

For the three months and year ended December 31, 2012, amounts of $654,400 and $2,617,600 respectively were recognized as revenue relating to the upfront payment received from Recordati in December 2010, compared to $654,400 and $2,617,600 respectively for the three months and year ended December 31, 2011. At December 31, 2012, the deferred revenue related to this transaction recorded in the statement of financial position amounted to $7,743,733.

Research and Development

Research and development expenditures were $3,218,858 for the quarter and $8,572,528 for the year ended December 31, 2012, compared with $1,890,452 for the quarter and $9,461,081 for the year ended December 31, 2011. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline in development. Research and development expenditures also include stock compensation charges of $1,653,428 for the quarter and $1,686,310 for the year ended December 31, 2012 and $32,042 for the quarter and $2,357,307 for the year ended December 31, 2011. Expenditures on the clinical trials for NX-1207 increased for the quarter compared to the same period in 2011 because of the initiation of new trials. The decrease in expenses for the year ended 2012 is primarily attributable to lower stock compensation charges compared to 2011. The balance of the decrease for the year is due to reductions in expenditures in 2012 relating to the initiation of new sites to the trials compared to the corresponding period in 2011. In 2012, research tax credits and grants amounted to $289,766 compared to $486,910 in 2011. The decrease is due to the recognition in 2011 of the grant awarded from the U.S. government under the Qualifying Therapeutic Discovery Project in the amount of $244,479, which was not repeated in 2012.

Marketing Expenses

Marketing expenditures were $36,756 for the quarter and $158,431 for the year ended December 31, 2012, in comparison to expenditures of $51,964 for the quarter and $642,235 for the year ended December 31, 2011. Marketing expenditures also include stock compensation charges of $389 for the year ended December 31, 2012 and $434,635 in 2011. The decrease in expenses for the quarter and the year is primarily attributable to lower stock compensation charges in 2012 compared to 2011. The balance of the decrease for the year is due to a decrease in promotional expenses by approximately $51,000 in 2012 compared to 2011.

General and Administrative Expenses

General and administrative expenses were $356,341 for the quarter and $1,972,120 for the year ended December 31, 2012, compared with $443,895 for the quarter and $2,832,870 for the year ended December 31, 2011. General and administrative expenditures also include stock compensation charges of $275,386 for the year ended December 31, 2012 and $1,213,462 in 2011. The decrease in expenses for the quarter and the year is attributable to lower stock compensation charges in 2012 compared to 2011.

Contractual Obligations

Nymox has no contractual obligations of significance other than long-term lease commitments for rental of laboratory and office space, insurance premium installments, other operating leases and redeemable preferred shares as follows:

Contractual Obligations	Total	Less than 1 year	1-3 years	4+ years
Rent for laboratory and office space	$480,460	$283,015	$197,445	$0
Insurance Premium Installments	$60,893	$60,893	$0	$0
Other Operating Leases	$15,457	$6,177	$9,280	$0
Total Contractual Obligations	$556,810	$350,085	$206,725	$0

The redeemable preferred shares for the Corporation’s subsidiary Serex, Inc. in the amount of $400,000 have no specific terms of repayment.

Off-Balance Sheet Arrangements

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. The Corporation has no commitments that are not reflected in the statement of financial position except for operating leases and insurance premium installments.

Transactions with Related Parties

The Corporation had no transactions with related parties in 2013, 2012 and 2011 other than those disclosed for key management personnel in note 18 of the audited Consolidated Financial Statements.

Financial Position

Liquidity and Capital Resources

As of December 31, 2013, cash and receivables including tax credits totalled $876,489 compared with $1,647,174 at December 31, 2012. The decrease in cash and receivables is primarily due to the difference in the drawing amounts received at the end of 2013 compared to the end of 2012 under our Common Stock Private Purchase Agreement combined to a decrease in tax credits due to the receipt, in 2013, of amounts totaling $194,695 which were included in receivables as at December 31, 2012. In November 2012, the Corporation signed a Common Stock Private Purchase Agreement, whereby Lorros-Greyse Investments, Ltd. (the “Purchaser”) was committed to purchase up to $15 million of the Corporation’s common shares over a twenty-four month period. The agreement became effective December 19, 2012. As at December 31, 2013, fifteen drawings were made under this purchase agreement, for total proceeds of $6,000,000. On February 4, 2013, 153,610 common shares were issued at a price of $6.51 per share. On March 28, 2013, 214,425 common shares were issued at a price of $5.13 per share. On May 8, 2013, 40,404 common shares were issued at a price of $4.95 per share. On May 17, 2013, 72,917 common shares were issued at a price of $4.80 per share. On May 23, 2013, 61,100 common shares were issued at a price of $4.91 per share. On June 27, 2013, 40,080 common shares were issued at a price of $4.99 per share. On July 22, 2013, 54,446 common shares were issued at a price of $5.51 per share. On July 25, 2013, 34,305 common shares were issued at a price of $5.83 per share. On August 14, 2013, 78,125 common shares were issued at a price of $6.40 per share. On September 3, 2013, 49,157 common shares were issued at a price of $7.12 per share. On September 6, 2013, 39,683 common shares were issued at a price of $7.56 per share. On September 26, 2013, 49,261 common shares were issued at a price of $6.09 per share. On October 22, 2013, 41,609 common shares were issued at a price of $7.21 per share. On November 15, 2013, 46,584 common shares were issued at a price of $6.44 per share. On November 29, 2013, 44,510 common shares were issued at a price of $6.74 per share.

On November 1, 2013, we signed a new Common Stock Private Purchase Agreement, which became effective December 3, 2013, whereby Lorros-Greyse is committed to purchase up to $15 million of Nymox’s common shares over the twenty-four month period beginning in November 2013, subject to the same terms and conditions as before.

As at March 14, 2014, four drawings were made under the new Common Stock Private Purchase Agreement, for total proceeds of $1,400,000. On December 18, 2013, 48,544 common shares were issued at a price of $6.18 per share. On January 14, 2014, 69,686 common shares were issued at a price of $5.74 per share. On February 4, 2014, 61,533 common shares were issued at a price of $5.69 per share. On February 28, 2014, 62,297 common shares were issued at a price of $5.62 per share.

The Corporation negotiated a new agreement with Lorros-Greyse in November 2013, which became effective December 3, 2013, under the same terms and conditions of the previous agreement. The Corporation intends to access financing under this agreement when appropriate to fund its research and development. As at March 14, 2014, the Corporation had $13,600,000 of financing available under the facility over the remaining 20 months under the agreement. The Corporation believes that cash balances, funds from product sales, as well as funds from the Common Stock Private Purchase Agreement will be sufficient to meet the Corporation’s cash requirements for at least the next twelve months.

The Corporation must comply with general covenants in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

The Corporation relies primarily on this financing, and when applicable, collaboration agreements to fund its operations. In order to achieve the Corporation’s business plan and realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities.

Capital disclosures

The Corporation's objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents. The Corporation makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

The Corporation defines capital as total equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common shares and, during 2010, entered into a collaboration agreement. Since inception, the Corporation has financed its liquidity needs primarily through private placements and, since 2003, through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser (see note 9 (a) - Common Stock Private Purchase Agreement). The Corporation intends to access financing under this agreement when appropriate to fund its research and development activities. Since 2003 through to December 2013, Lorros-Greyse has always complied with the drawdowns made pursuant to the agreement. The Corporation believes that cash balances, funds from operations, as well as funds from the Common Stock Private Purchase Agreement will be sufficient to meet the Corporation’s cash requirements for at least the next twelve months.

The Corporation must comply with general covenants in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

The capital management objectives remain the same as for the previous fiscal year. When possible, the Corporation tries to optimize its liquidity needs by non-dilutive sources, including sales, collaboration agreements, research tax credits and interest income. The Corporation's general policy on dividends is to retain cash to keep funds available to finance its research and development and operating expenses. The Corporation has no debt.

The Corporation is not subject to any capital requirements imposed by external parties.

Financial risk management

This section provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including foreign currency risk, credit risk, interest rate risk and liquidity risk, and to how the Corporation manages those risks.

Foreign currency risk

The Corporation uses the US dollar as its measurement currency because a substantial portion of revenues, expenses, assets and liabilities of its Canadian and US operations are denominated in US dollars. The Corporation’s equity financing facility is also in US dollars. Foreign currency risk is limited to the portion of the Corporation’s business transactions denominated in currencies other than the US dollar. The Canadian operation has transactions denominated in Canadian dollars, principally relating to salaries and rent. Additional variability arises from the translation of monetary assets and liabilities denominated in currencies other than the US dollar at each statement of financial position date. Fluctuations in the currency used for the payment of the Corporation’s expenses denominated in currencies other than the US dollar (primarily Canadian dollars) could cause unanticipated fluctuations in the Corporation’s operating results, but would not impair or enhance its ability to pay its Canadian dollar denominated obligations. The Corporation’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by transacting with parties in US dollars to the maximum extent possible. The Corporation does not engage in the use of derivative financial instruments to manage its currency exposures.

Approximately 59% of expenses that occurred during the year ended December 31, 2013 (2012 - 57%; 2011 – 66%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2013, 2012 or 2011.

The following table provides significant items exposed to foreign exchange:

CA$	December 31, 2013	December 31, 2012
Cash	$128,117	$167,006
Trade accounts receivable, other receivables and research tax credits receivable	$41,477	$54,169
Trade accounts payable and accrued liabilities	$(272,011)	$(389,256)
	$(102,417)	$(168,081)

The following exchange rates were applied for the years ended December 31, 2013, 2012 and 2011:

	Average rate (twelve months)	Reporting date rate
US$ - CA$ - December 31, 2013	1.0299	1.0636
US$ - CA$ - December 31, 2012	0.9996	0.9949
US$ - CA$ - December 31, 2011	0.9891	1.0170

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have decreased the net loss for the year ended December 31, 2013 by less than $5,500, assuming that all other variables remained constant.

An assumed 5% weakening of the US dollar would have had an equal but opposite effect on the amount shown above, on the basis that all other variables remained constant.

Credit risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Financial instruments that potentially subject the Corporation to concentrations of credit risk consist primarily of cash and trade accounts receivable. Cash is maintained with high-credit quality financial institutions. For trade accounts receivable, the Corporation performs periodic credit evaluations and typically does not require collateral. Allowances are maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

The Corporation has a limited number of customers. Included in the consolidated statement of financial position are trade accounts receivable of $181,639 (December 31, 2012 - $30,732), all of which were aged under 45 days. Three customers (December 31, 2012 - three customers) accounted for 95.6% (December 31, 2012 – 86.4%) of the trade receivables balance at December 31, 2013, all of whom have a good payment record with the Corporation. No bad debt expense was recorded for the year ended December 31, 2013, nor for the year ended December 31, 2012.

At December 31, 2013, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Trade accounts receivable, other receivables, trade accounts payable and accrued liabilities bear no interest. The Corporation has no other interest-bearing financial instruments.

Based on the value of variable interest-bearing cash during the year ended December 31, 2013, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure, as outlined in note 14 - Capital disclosures. The Corporation does not have an operating credit facility and finances its activities through an equity financing agreement with an investment company, as described in note 9 (a) - Common Stock Private Purchase Agreement.

The following are the contractual maturities of financial liabilities:

Trade accounts payable and accrued liabilities:	Carrying Amount	Less than 1 year	1 year to 5 years
December 31, 2013	$1,498,622	$1,498,622	–
December 31, 2012	$1,055,159	$1,055,159	–

The redeemable preferred shares for the Corporation’s subsidiary Serex, Inc. in the amount of $400,000 have no specific terms of repayment.

Outstanding Share Data

As at March 14, 2014, there were 34,865,673 common shares of Nymox issued and outstanding. In addition, 5,789,500 share options are outstanding, of which 5,699,500 are currently vested. There are no warrants outstanding.

Subsequent Events

On January 9, 2014 the Corporation granted 500,000 fully vested stock options to its Chief Executive Officer at a price of $5.88. An amount of $ 1,250,500 will be charged to stock compensation expense in January 2014.

On January 14, 2014, the Corporation issued 69,686 common shares for gross proceeds of $400,000, on February 4, 2014, the Corporation issued 61,533 common shares for gross proceeds of $350,000 and on February 28, 2014, the Corporation issued 62,297 common shares for gross proceeds of $350,000 under the Common Stock Private Purchase Agreement referred to in note 9(a).

On January 22, 2014, as a result of the former Chief Financial Officer’s termination, the Corporation entered into an agreement with him, whereby he is entitled to receive payments equal to his annual base salary while he was employed by the Corporation, until July 26, 2016, payable in equal bi-monthly installments, in exchange for cancelling all of his outstanding 240,000 stock options. In the event the former Chief Financial Officer becomes employed at any time subsequent to April 22, 2015, the amount of these payments will be reduced by fifty percent of the amount of his pay for such employment. This exchange of options for future cash payments was accounted for as an equity transaction and therefore an accrued liability and a reduction to additional paid in capital of $444,791 (CA$492,340) was recorded during the first quarter of 2014, and all future payments will reduce the accrued liability balance.

On February 13, 2014, the Corporation granted 100,000 stock options to its Chief Financial Officer pursuant to his employment agreement dated January 24, 2014, with 50,000 stock options vesting immediately and 50,000 stock options vesting over the next four years, at a price of $6.47. An amount of $137,800 will be charged to stock compensation expense at the time of grant and an aggregate of $137,800 recorded over the next sixteen quarters.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Corporation’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Corporation’s disclosure committee, which is composed of members of senior management. Based on an evaluation of the Corporation’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective as of December 31, 2013.

Internal Control over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2013, based on the framework set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, the Chief Executive Officer and the Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2013.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Attestation report of independent registered public accounting firm

KPMG LLP, an independent registered public accounting firm, which audited and reported on our financial statements in our Annual Report, has issued an unqualified attestation report on the effectiveness of our internal control over financial reporting as at December 31, 2013.

Changes in Internal Controls Over Financial Reporting

There have been no changes during fiscal 2013 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Changes in accounting policies:

New standards and interpretations adopted during the period:

IFRS 10 - Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess.

IFRS 12 - Disclosure of Interests in Other Entities, which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

IFRS 13 - Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions).

The impact of the adoption of these standards and amendments did not have a significant impact on the Corporation’s consolidated financial statements.

New standards and interpretations issued but not yet adopted:

A number of new standards, interpretations and amendments to existing standards were issued by the IASB or International Financial Reporting Standards Interpretations Committee (“IFRS IC”). They are mandatory but not yet effective for the period ended December 31, 2013 and have not been applied in preparing the audited consolidated financial statements.

Many of these are not applicable or are inconsequential to the Corporation and have been excluded from the discussion below. The following standard and interpretation has been issued by the IASB and the IFRS IC and the Corporation is currently assessing its impact on the financial statements:

IFRS 9 - Financial Instruments (« IFRS 9 ») ultimately replaces IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). The replacement of IAS 39 is a three-phase project with the objective of improving and simplifying the reporting for financial instruments.

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

IFRS 9 (2010) introduces additional changes relating to financial liabilities.

IFRS 9 (2013) includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. Special transitional requirements have been set for the application of the new general hedging model. The Corporation currently does not hedge and therefore does not anticipate this phase will have an impact on the Corporation.

The mandatory effective date is not yet determined, however, early adoption of the new standard is still permitted.

The Corporation does not intend to adopt IFRS 9 (2009), IFRS 9 (2010) or IFRS 9 (2013) in its financial statements for the annual period beginning on January 1, 2014.

Forward Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Corporation’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risk Factors” section of this MD&A, and of our Form 20-F, for a discussion of the various factors that may affect the Corporation’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

Factors that could cause actual results or plans to differ materially from those projected in forward-looking statements made by, or on behalf of, the Corporation, many of which are beyond our control, include the Corporation’s ability to:

  identify and capitalize on possible collaboration, strategic partnering or divestiture opportunities;

  obtain suitable financing to support its operations and clinical trials;

  manage its growth and the commercialization of its products;

  achieve operating efficiencies as it progresses from a development-stage to a later-stage biotechnology corporation;

  successfully compete in its markets;

  realize the results it anticipates from the clinical trials of its products;

  succeed in finding and retaining joint venture and collaboration partners to assist it in the successful marketing, distribution and commercialization of its products;

  achieve regulatory clearances for its products;

  obtain on commercially reasonable terms adequate product liability insurance for its commercialized products and avoid product liability claims;

  adequately protect its proprietary information and technology from competitors and avoid infringement of proprietary information and technology of its competitors;

  assure that its products, if successfully developed and commercialized following regulatory approval, are not rendered obsolete by products or technologies of competitors; and

  not encounter problems with third parties, including key personnel, upon whom it is dependent.

Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Corporation’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

MANAGEMENT’S REPORT

The accompanying consolidated financial statements have been prepared by management and were approved by the Board of Directors of the Corporation. Management is responsible for the information and representations contained in these consolidated financial statements and other sections of this Annual Report. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and its interpretations as issued by the International Accounting Standards Board. In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial data included throughout this Annual Report is prepared on a basis consistent with that of the consolidated financial statements.

To assist management in discharging these responsibilities, the Corporation maintains a system of internal controls which are designed to provide reasonable assurance that its assets are safeguarded, that transactions are executed in accordance with management’s authorization and that the financial records form a reliable base for the preparation of accurate and timely financial information.

KPMG LLP, the Corporation’s auditors, are appointed by the shareholders. Their audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, to enable them to express an opinion on the audited consolidated financial statements prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, our auditors have issued an attestation report on the effectiveness of the Corporation’s internal controls over financial reporting as of December 31, 2013.

The Board of Directors oversees management’s responsibilities for financial reporting and internal control. The Board exercises this responsibility through an Audit Committee composed of three independent Directors. The Audit Committee meets periodically with management and with the external auditors, to review audit recommendations and any matters, which the auditors believe, should be brought to the attention of the Board of Directors. The Audit Committee also reviews the consolidated financial statements and recommends to the Board of Directors that the financial statements be approved for issuance to the shareholders.

/s/ Paul Averback	/s/ Andre Monette

Paul Averback	Andre Monette
Chief Executive Officer &	Chief Financial Officer
President

March 14, 2014

Consolidated Financial Statements of

NYMOX PHARMACEUTICAL
CORPORATION

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013

KPMG LLP	Telephone	(514) 840-2100
600 de Maisonneuve Blvd. West	Fax	(514) 840-2187
Suite 1500	Internet	www.kpmg.ca
Tour KPMG
Montréal, Québec H3A 0A3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Nymox Pharmaceutical Corporation

We have audited the accompanying consolidated statements of financial position of Nymox Pharmaceutical Corporation as of December 31, 2013 and December 31, 2012 and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of Nymox Pharmaceutical Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nymox Pharmaceutical Corporation as of December 31, 2013 and 2012, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nymox Pharmaceutical Corporation’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2014 expressed an unqualified opinion on the effectiveness of Nymox Pharmaceutical Corporation’s internal control over financial reporting.

March 10, 2014

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A120841

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

KPMG LLP	Telephone	(514) 840-2100
600 de Maisonneuve Blvd. West	Fax	(514) 840-2187
Suite 1500	Internet	www.kpmg.ca
Tour KPMG
Montréal, Québec H3A 0A3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Nymox Pharmaceutical Corporation

We have audited Nymox Pharmaceutical Corporation's internal control over financial reporting as at December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Nymox Pharmaceutical Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as presented in the section entitled “Management’s Annual Report on Internal Control over Financial Reporting” included in Management’s Discussion and Analysis. Our responsibility is to express an opinion on Nymox Pharmaceutical Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

In our opinion, Nymox Pharmaceutical Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Nymox Pharmaceutical Corporation as of December 31, 2013 and 2012 and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2013, and our report dated March 10, 2014 expressed an unqualified opinion on those consolidated financial statements.

March 10, 2014

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A120841

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013

Financial Statements
	Consolidated Statements of Financial Position	21
	Consolidated Statements of Operations and Comprehensive Loss	22
	Consolidated Statements of Changes in Equity	23
	Consolidated Statements of Cash Flows	24
Notes to Consolidated Financial Statements
1.	Business activities	25
2.	Basis of preparation	25
3.	Significant accounting policies	27
4.	Changes in accounting policies	35
5.	Property and equipment	37
6.	Intangible assets	37
7.	Licensing revenues and deferred revenue	38
8.	Preferred shares of a subsidiary and non-controlling interest	38
9.	Share capital	38
10.	Commitments and contingencies	42
11.	Cost of sales	43
12.	Research tax credits and grants and income taxes	43
13.	Earnings per share	47
14.	Capital disclosures	47
15.	Financial risk management	48
16.	Financial instruments	51
17.	Segment disclosures	51
18.	Related parties	52
19.	Personnel expenses	52
20.	Subsequent events	53

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Financial Position

December 31, 2013 and 2012
(In US dollars)

	Note	2013	2012

Assets

Current assets:
Cash		$295,523	$1,030,075
Trade accounts receivable		181,639	30,732
Other receivables		38,997	54,169
Research tax credits receivable		360,330	532,198
Prepaid expenses		20,291	31,988
Security deposit		17,396	17,396
Inventories		39,688	42,503
Total current assets		953,864	1,739,061
Non-current assets:
Property and equipment	5	12,521	15,118
Total non-current assets		12,521	15,118
Total assets		$966,385	$1,754,179

Liabilities and Equity

Current liabilities:
Trade accounts payable		$1,382,986	$880,533
Accrued liabilities
Payroll related liabilities		9,675	14,388
Other accrued liabilities		105,961	160,238
Deferred revenue	7	2,617,600	2,617,600
Total current liabilities		4,116,222	3,672,759
Non-current liabilities:
Deferred revenue	7	2,508,533	5,126,133
Preferred shares of a subsidiary	8	400,000	400,000
Total non-current liabilities		2,908,533	5,526,133
Equity:
Share capital	9	76,046,549	69,705,389
Additional paid-in capital		12,631,067	12,362,281
Deficit		(95,135,986)	(89,912,383)
Total equity attributable to the equity holders of the Corporation		(6,458,370)	(7,844,713)
Non-controlling interest	8	400,000	400,000
Total equity		(6,058,370)	(7,444,713)
Commitments and contingencies	10
Total liabilities and equity		$966,385	$1,754,179

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Paul Averback, MD	Director

/s/ Paul McDonald	Director

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations and Comprehensive Loss

Years ended December 31, 2013, 2012 and 2011
(In US dollars)

	Note	2013	2012	2011

Revenues:
Sales of goods		$741,410	$454,987	$496,215
Licensing Revenues:
Upfront payment	7	2,617,600	2,617,600	2,617,600
		3,359,010	3,072,587	3,113,815
Expenses:
Research and development	9(c)	6,274,903	8,572,528	9,461,081
Less research tax credits	12(a)	(555,031)	(289,766)	(486,910)
		5,719,872	8,282,762	8,974,171

General and administrative	9(c)	1,755,886	1,972,120	2,832,870
Marketing	9(c)	282,055	158,431	642,235
Cost of sales	11	486,154	253,925	289,866
		8,243,967	10,667,238	12,739,142

Results from operating activities		(4,884,957)	(7,594,651)	(9,625,327)

Net finance income (costs):
Finance income	16(b)	3,402	6,180	12,817
Finance costs	16(b)	(27,048)	(39,118)	(39,879)
		(23,646)	(32,938)	(27,062)

Net loss and comprehensive loss attributable to the equity holders of the Corporation		$(4,908,603)	$(7,627,589)	$(9,652,389)

Basic and diluted loss per share	13	$(0.14)	$(0.23)	$(0.30)

Weighted average number of common shares outstanding	13	34,147,666	33,176,185	32,711,431

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Changes in Equity

Years ended December 31, 2013, 2012 and 2011
(In US dollars)

			Attributable to equity holders of the Corporation
					Additional			Non-
			Share capital		paid-in			controlling	Total
	Note		Number	Dollars	capital	Deficit	Total	interest	equity

Balance, December 31, 2012			33,572,442	$69,705,389	$12,362,281	$(89,912,383)	$(7,844,713)	$400,000	$(7,444,713)

Transactions with owners, recorded directly in equity:
Issuance of share capital	9	(a)	1,068,760	6,300,000	–	–	6,300,000	–	6,300,000
Exercise of stock options and option surrender agreements
Cash	9	(b)	30,955	2,620	–	–	2,620	–	2,620
Ascribed value			–	38,540	(38,540)	–	–	–	–
Share issue costs			–	–	–	(315,000)	(315,000)	–	(315,000)
Stock-based compensation	9	(c)	–	–	307,326	–	307,326	–	307,326
Total contributions by owners			1,099,715	6,341,160	268,786	(315,000)	6,294,946	–	6,294,946

Net loss and comprehensive loss			–	–	–	(4,908,603)	(4,908,603)	–	(4,908,603)

Balance, December 31, 2013			34,672,157	$76,046,549	$12,631,067	$(95,135,986)	$(6,458,370)	$400,000	$(6,058,370)

Balance, December 31, 2011			32,993,302	$66,062,961	$10,445,524	$(82,106,044)	$(5,597,559)	$400,000	$(5,197,559)

Transactions with owners, recorded directly in equity:
Issuance of share capital	9	(a)	558,620	3,575,000	–	–	3,575,000	–	3,575,000
Exercise of stock options and option surrender agreements
Cash	9	(b)	20,520	22,100	–	–	22,100	–	22,100
Ascribed value			–	45,328	(45,328)	–	–	–	–
Share issue costs			–	–	–	(178,750)	(178,750)	–	(178,750)
Stock-based compensation	9	(c)	–	–	1,962,085	–	1,962,085	–	1,962,085
Total contributions by owners			579,140	3,642,428	1,916,757	(178,750)	5,380,435	–	5,380,435

Net loss and comprehensive loss			–	–	–	(7,627,589)	(7,627,589)	–	(7,627,589)

Balance, December 31, 2012			33,572,442	$69,705,389	$12,362,281	$(89,912,383)	$(7,844,713)	$400,000	$(7,444,713)

Balance, December 31, 2010			32,573,856	$62,855,147	$6,493,544	$(72,203,305)	$(2,854,614)	$400,000	$(2,454,614)

Transactions with owners, recorded directly in equity:
Issuance of share capital	9	(a)	353,407	3,000,000	–	–	3,000,000	–	3,000,000
Exercise of stock options and option surrender agreements
Cash	9	(b)	66,039	54,040	–	–	54,040	–	54,040
Ascribed value			–	153,774	(53,424)	(100,350)	–	–	–
Share issue costs			–	–	–	(150,000)	(150,000)	–	(150,000)
Stock-based compensation	9	(c)	–	–	4,005,404	–	4,005,404	–	4,005,404
Total contributions by owners			419,446	3,207,814	3,951,980	(250,350)	6,909,444	–	6,909,444

Net loss and comprehensive loss			–	–	–	(9,652,389)	(9,652,389)	–	(9,652,389)

Balance, December 31, 2011			32,993,302	$66,062,961	$10,445,524	$(82,106,044)	$(5,597,559)	$400,000	$(5,197,559)

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

	Note	2013	2012	2011

Cash flows from (used in) operating activities:
Net loss		$(4,908,603)	$(7,627,589)	$(9,652,389)
Adjustments for:
Depreciation of property and equipment	5	9,102	10,413	14,716
Stock-based compensation	9(c)	307,326	1,962,085	4,005,404
Changes in non-cash operating balances:
Prepaid expenses		11,697	(31,988)	-
Trade accounts receivable and other receivables		(135,735)	65,837	(109,190)
Research tax credits receivable		171,868	(289,767)	(6,330)
Inventories		2,815	(18,883)	(6,172)
Trade accounts payable and accrued liabilities		443,463	243,667	(1,766,411)
Deferred revenue		(2,617,600)	(2,617,600)	(2,617,600)
		(6,715,667)	(8,303,825)	(10,137,972)

Cash flows from (used in) financing activities:
Proceeds from issuance of share capital	9(a)	6,300,000	3,575,000	3,000,000
Share issue costs		(315,000)	(178,750)	(150,000)
Proceeds from exercise of stock options		2,620	22,100	54,040
		5,987,620	3,418,350	2,904,040

Cash flows used in investing activities:
Additions to property and equipment		(6,505)	(3,371)	(22,146)
Net decrease in cash		(734,552)	(4,888,846)	(7,256,078)

Cash, beginning of year		1,030,075	5,918,921	13,174,999

Cash, end of year		$295,523	$1,030,075	$5,918,921

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

1.	Business activities:

Nymox Pharmaceutical Corporation is a company domiciled in Canada and is incorporated under the Canada Business Corporations Act. Nymox Pharmaceutical Corporation including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey (together referred to as the “Corporation”), is a biopharmaceutical corporation, which specializes in the research and development of products for the aging population. The head-office of the Corporation is located at 9900 Cavendish Boulevard, Saint-Laurent, Québec. The Corporation currently markets NicAlertTM and TobacAlertTM, tests that use urine or saliva to detect use of tobacco products. The Corporation is developing NX-1207, a novel treatment for benign prostatic hyperplasia which is in Phase 3 clinical trials. A Phase 2 study of NX-1207 for low grade localized prostate cancer was started in 2012. The Corporation also has in its pipeline drug candidates aimed at the causes of Alzheimer’s disease and new treatments of bacterial infections in humans.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies and maintaining access to existing financing arrangements under the Common Stock Private Purchase Agreement referred to in note 9 (a). The Corporation depends on this financing, as well as collaboration agreements, to fund its operations. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue-generating activities. Management believes that cash balances, funds from product sales, as well as funds from the Common Stock Private Purchase Agreement will be sufficient to meet the Corporation’s requirements for at least the next year.

The Corporation is listed on the NASDAQ Stock Market.

2.	Basis of preparation:

(a)	Statement of compliance:

The consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Corporation’s Board of Directors on March 10, 2014.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

2.	Basis of preparation (continued):

(b)	Basis of measurement:

The consolidated financial statements have been prepared on a going concern and on the historical cost basis.

(c)	Functional and presentation currency:

These consolidated financial statements are presented in United States dollars, which is the Corporation and its subsidiaries’ functional currency.

(d)	Use of estimates and judgments:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses.

Information about critical judgments in applying accounting policies and assumption and estimation uncertainties that have the most significant effect on the amounts recognized in the consolidated financial statements is noted below:

(i)	Judgments in applying accounting policies

  Licensing revenues and deferred revenue:

Revenue recognition is subject to critical judgments, particularly in collaboration agreements that include multiple deliverables, as judgment is required in allocating revenue to each component, including upfront payments, milestone payments, sale of goods, royalties and license fees. Management uses judgment in estimating the service period over which revenue is recognized (note 7).

(ii)	Estimation uncertainties

  Stock options:

There is estimation uncertainty with respect to selecting inputs to the Black-Scholes pricing model used to determine the fair value of the stock options (note 9 (c)).

Other areas of judgment and uncertainty relate to the recoverability of research tax credits and deferred tax assets.

Reported amounts and note disclosure reflect the overall economic conditions that are most likely to occur and anticipated measures management intends to take. Actual results could differ from those estimates.

The above estimates and assumptions are reviewed regularly. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. Refer to note 4 which addresses accounting standards adopted during the year and issued but not yet effective.

(a)	Consolidation:

The consolidated financial statements of the Corporation have been prepared in accordance with IFRS and include the accounts of its subsidiaries. Subsidiaries are entities controlled by the Corporation. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions have been eliminated on consolidation.

(b)	Financial instruments:

Financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included in the consolidated statements of financial position and are measured at fair value, with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

The Corporation has classified its cash, trade accounts receivable and other receivables as “loans and receivables”, and its trade accounts payable, accrued liabilities and redeemable preferred shares as “other financial liabilities”. The redeemable preferred shares are recorded at their redemption amount (see note 8).

The Corporation must classify the fair value measurements of financial instruments according to a three-level hierarchy, based on the type of inputs used in making these measurements. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. As at December 31, 2013 and 2012, the Corporation held no assets or liabilities required to be measured at fair value.

(i)	Financial assets:

The Corporation initially recognizes loans and receivables on the date that they are originated. Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

3.	Significant accounting policies (continued):

(b)	Financial instruments (continued):

(i)	Financial assets (continued):

Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(ii)	Financial liabilities:

The Corporation initially recognizes other financial liabilities on the trade date at which the Corporation becomes a party to the contractual provisions of the instrument. Other financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

The Corporation derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

Interest, losses and gains relating to a financial liability are recognized in the statement of operations and comprehensive loss.

(iii)	Share capital:

Common shares are classified as equity. Incremental costs attributable to the issuance of common shares are recognized as an increase to deficit.

(c)	Inventories:

Inventories consist of finished goods and are carried at the lower of first-in, first-out cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses.

(d)	Property and equipment:

(i)	Recognition and measurement:

Property and equipment are measured at cost, less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment. When parts of an item of property and equipment have significantly different useful lives, they are accounted for as separate items (major components) of property and equipment. Gains and losses on disposal of an item of property and equipment are recognized as the difference in the proceeds from disposal and the carrying amount of property and equipment.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

3.	Significant accounting policies (continued):

(d)	Property and equipment (continued):

(ii)	Subsequent costs:

The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in the statement of operations and comprehensive loss.

(iii)	Depreciation:

Depreciation is calculated on the depreciable amount, which is the cost of an asset less its residual value. Depreciation is recognized on a straight-line basis over the estimated useful lives of each component of an item of property and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are represented by the following estimated useful lives:

Asset	Useful life

Laboratory equipment	5 years
Computer equipment	3 years
Office equipment and fixtures	5 years

Depreciation methods, useful lives and residual values are reviewed on an ongoing basis and adjusted if appropriate.

(e)	Intangible assets:

(i)	Intellectual property rights:

Intellectual property rights that are acquired by the Corporation and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

3.	Significant accounting policies (continued):

(e)	Intangible assets (continued):

(ii)	Research and development expenditures:

Expenditure on research activities, net of research tax credits, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in comprehensive loss as incurred. Development activities, net of research tax credits, involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditure is recognized in research and development expenses as incurred. At December 31, 2013 and December 31, 2012 no development expenditures have been capitalized.

(iii)	Amortization:

Amortization is calculated on the cost of the asset, less its residual value. Amortization methods, useful lives and residual values are reviewed on an ongoing basis and adjusted if appropriate.

(f)	Impairment:

(i)	Financial assets:

Financial assets are assessed at each reporting date to determine whether there is objective evidence that they are impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Corporation on terms that the Corporation would not consider otherwise, and indications that a debtor or issuer will enter bankruptcy.

In assessing impairment, the Corporation uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

3.	Significant accounting policies (continued):

(f)	Impairment (continued):

(i)	Financial assets (continued):

An impairment loss in respect of a financial asset measured at amortized cost is calculated and recognized for the amount by which the asset's carrying amount exceeds the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed.

(ii)	Non-financial assets:

The carrying amounts of the Corporation’s non-financial assets, including property and equipment, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”).

The Corporation’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the assets in the CGU on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

3.	Significant accounting policies (continued):

(g)	Revenue recognition:

Revenue from product sales is recognized when the product has been delivered and obligations as defined in the agreement are performed. Collaboration agreements that include multiple deliverables are considered to be multiple-element arrangements. Under this type of arrangement, the identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair values.

Payments received under a collaboration agreement may include upfront payments, milestone payments, sale of goods, royalties and license fees. Revenue for each unit of accounting is recorded as described below:

(i)	Upfront payments:

Upfront payments are deferred and recognized as revenue on a systematic basis over the estimated service period. Changes in estimates are recognized prospectively when changes to the expected term are determined.

(ii)	Milestone payments:

Revenue subject to the achievement of milestones is recognized only when the specified events have occurred and collectability is reasonably assured.

Specifically, the criteria for recognizing milestone payments are that (i) the milestone is substantive in nature, (ii) the achievement was not reasonably assured at the inception of the agreement, and (iii) the Corporation has no further involvement or obligation to perform associated with the achievement of the milestone, as defined in the related collaboration arrangement.

(iii)	Sale of goods:

Revenue from the sale of goods is recognized when the Corporation has transferred to the buyer the significant risks and rewards of ownership of the goods, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iv)	Royalties and license fees:

Royalties and license fees are recognized when conditions and events under the license agreement have occurred and collectability is reasonably assured.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

3.	Significant accounting policies (continued):

(h)	Foreign currency:

Monetary assets and liabilities of the Corporation’s Canadian and US subsidiaries denominated in currencies other than the US dollar are translated at the rates of exchange at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Income and expenses denominated in foreign currencies are translated at the average rate prevailing during the year.

Foreign exchange loss and gain are reported on a net basis, within finance costs or finance income.

(i)	Research tax credits and grants:

The Corporation is entitled to scientific research and experimental development tax credits (“research tax credits”) granted by the Canadian federal government and the government of the province of Québec. Federal research tax credits, which are non-refundable, are earned on qualified research and development expenditures and can only be used to offset federal income taxes otherwise payable. Provincial research tax credits, which are refundable, are earned on qualified research and development expenditures incurred in the province of Québec.

The Corporation was also entitled to a grant from the U.S. Government under the Qualifying Therapeutic Discovery Project for its ongoing Phase III clinical trial program for NX-1207 for the treatment of benign prostatic hyperplasia of which, in April 2011, the Corporation received its full entitlement under this program.

These research tax credits and grants are recognized as a reduction of research and development expenditures in the period in which they become receivable, provided that there is reasonable assurance that they will be received.

(j)	Stock-based compensation:

The grant date fair value of stock-based compensation awards granted to employees, consultants and directors is recognized as an expense, with a corresponding increase in equity, over the period that the employees, consultants or directors unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service at the vesting date.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

3.	Significant accounting policies (continued):

(k)	Employee benefits:

Short-term employee benefits:

Short-term employee benefits obligations are measured on an undiscounted basis and are expensed as the related service is provided.

In addition to their salaries, employees of the Corporation are covered by a benefit package which includes a health plan, dental plan, disability insurance and life insurance coverage. Participation in this plan is paid by the Corporation in full. Any employee that elects to extend the coverage to members of their family must pay the additional premium.

(l)	Lease payments:

Payments made under operating leases are recognized on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

(m)	Income taxes:

Income tax expense comprises current and deferred taxes. Current tax and deferred tax are recognized in the statement of operations and comprehensive loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive loss.

Current tax is the expected tax payable or receivable on the taxable income or loss of the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

3.	Significant accounting policies (continued):

(n)	Earnings per share:

Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share, except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options were exercised, and that the proceeds from such exercises as well as the assumed proceeds from future services were used to acquire shares of common stock at the average market price during the reporting period.

(o)	Determination of fair values:

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values of stock options granted have been determined for measurement purposes based on the following method. When applicable, further information about the assumptions made in determining fair values is disclosed in the related notes.

Stock-based compensation:

The fair value of the stock options is measured using the Black-Scholes pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds). Service conditions attached to the transactions are not taken into account in determining fair value.

4.	New accounting standards and interpretations:

Adopted during the period:

IFRS 10 - Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess.

IFRS 12 - Disclosure of Interests in Other Entities, which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

4.	New accounting standards and interpretations (continued):

Adopted during the period (continued):

IFRS 13 - Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions).

The impact of the adoption of these standards and amendments did not have a significant impact on the Corporation’s consolidated financial statements.

Issued but not yet adopted:

A number of new standards, interpretations and amendments to existing standards were issued by the IASB or International Financial Reporting Standards Interpretations Committee (“IFRS IC”). They are mandatory but not yet effective for the period ended December 31, 2013, and have not been applied in preparing these consolidated financial statements.

Many of these are not applicable or are inconsequential to the Corporation and have been excluded from the discussion below. The following standard and interpretation has been issued by the IASB and the IFRS IC and the Corporation is currently assessing its impact on the financial statements:

IFRS 9 - Financial Instruments (« IFRS 9 ») ultimately replaces IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). The replacement of IAS 39 is a three-phase project with the objective of improving and simplifying the reporting for financial instruments.

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

IFRS 9 (2010) introduces additional changes relating to financial liabilities.

IFRS 9 (2013) includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. Special transitional requirements have been set for the application of the new general hedging model. The Corporation currently does not hedge and therefore does not anticipate this phase will have an impact on the Corporation.

The mandatory effective date is not yet determined, however, early adoption of the new standard is still permitted.

The Corporation does not intend to adopt IFRS 9 (2009), IFRS 9 (2010) or IFRS 9 (2013) in its financial statements for the annual period beginning on January 1, 2014.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

5.	Property and equipment:

			Office
			equipment
	Laboratory	Computer	and
	equipment	equipment	fixtures	Total

Cost:
Balance at December 31, 2011	$436,108	$30,648	$101,926	$568,682
Additions	3,003	368	–	3,371
Disposals	(20,684)	(1,790)	(690)	(23,164)

Balance at December 31, 2012	$418,427	$29,226	$101,236	$548,889

Balance at December 31, 2012	$418,427	$29,226	$101,236	$548,889
Additions	–	3,721	2,784	6,505
Disposals	–	(3,393)	(1,832)	(5,225)

Balance at December 31, 2013	$418,427	$29,554	$102,188	$550,169

Accumulated depreciation:
Balance at December 31, 2011	$433,529	$21,017	$91,976	$546,522
Depreciation for the year	1,717	5,518	3,178	10,413
Disposals	(20,684)	(1,790)	(690)	(23,164)

Balance at December 31, 2012	$414,562	$24,745	$94,464	$533,771

Balance at December 31, 2012	$414,562	$24,745	$94,464	$533,771
Depreciation for the year	1,482	4,580	3,040	9,102
Disposals	–	(3,393)	(1,832)	(5,225)

Balance at December 31, 2013	$416,044	$25,932	$95,672	$537,648

Carrying amounts:
At December 31, 2011	2,579	9,631	9,950	22,160
At December 31, 2012	3,865	4,481	6,772	15,118
At December 31, 2013	2,383	3,622	6,516	12,521

The depreciation expense of property and equipment is included in research and development in the statements of operations and comprehensive loss.

6.	Intangible assets:

The intellectual property rights, having a cost of $2,222,661 and an accumulated amortization of $2,222,661 at December 31, 2013 and 2012, are still property of the Corporation.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

7.	Licensing revenues and deferred revenue:

On December 16, 2010, the Corporation signed a license and collaboration agreement with Recordati Ireland Ltd. (“Recordati”), a European pharmaceutical group, for the development and commercialization of NX-1207 in Europe, including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa. The license and collaboration agreement covers the use of NX-1207 for the treatment of benign prostatic hyperplasia (“BPH”) as the initial indication for development and commercialization. Recordati made an upfront payment to the Corporation of €10 million (US$13,088,000), in December 2010. The agreement provides for further payments to be made upon regulatory approval and sales milestones payments, and tiered supply and royalty payments of a minimum of 26% to increase progressively up to 40% of total net sales in the case specific contractual conditions are achieved.

The upfront payment of $13,088,000 has been deferred and is being recognized as revenue on a systematic basis over the estimated service period of five years, of which approximately two years remain at December 31, 2013. This period may be modified in the future based on additional information that may be received by the Corporation. In 2013, an amount of $2,617,600 (2012 - $2,617,600; 2011 - $2,617,600) was recognized as revenue related to this upfront payment. As at December 31, 2013, the deferred revenue related to this transaction amounted to $5,126,133 (2012 - $7,743,733).

8.	Preferred shares of a subsidiary and non-controlling interest:

The preferred shares of a subsidiary and the non-controlling interest relate to redeemable and/or convertible preferred shares of Serex in the amount of $800,000. These preferred shares are convertible into common shares of Serex at a price of $3.946 per share. Up to 50% of the preferred shares are redeemable at any time at the option of the preferred shareholders for their issue price, subject to holders with at least 51% of the face value of the preferred shares asking for redemption, and sufficient funds being available in Serex. These redeemable preferred shares in the amount of $400,000 have been presented as a liability in the statements of financial position and are measured at their issue price which is also the redemption value. The non-redeemable portion is presented within equity, separately from equity of the owners of the Corporation, as non-controlling interest.

9.	Share capital:

	2013	2012
Authorized:
An unlimited number of common shares,
at no par value

Issued, outstanding and fully paid:
Number of common shares	34,672,157	33,572,442
Dollars	$76,046,549	$69,705,389

The holders of common shares are entitled to receive dividends as declared, which is at the discretion of the Corporation, and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

9.	Share capital (continued):

(a)	Common Stock Private Purchase Agreement:

In November 2012, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the "Purchaser") that established the terms and conditions for the purchase of common shares by the Purchaser. In November 2013, this agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $15 million of common shares over a 24-month period based on notices given by the Corporation. The Corporation must comply with general covenants in order to draw on its facility, including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice, divided by 97% of the average price of the Corporation's common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $1,000,000 and the minimum amount is $100,000. The Corporation may terminate the agreement before the 24-month term, if it has issued at least $8 million of common shares under the agreement.

In 2013, the Corporation issued 1,068,760 (2012 - 558,620; 2011 – 353,407) common shares to the Purchaser for aggregate proceeds of $6,300,000 (2012 - $3,575,000; 2011 - $3,000,000) under the agreements. All issued shares were fully paid. At December 31, 2013, the Corporation can require the Purchaser to purchase up to $14,700,000 of common shares over the remaining 22 months of the agreement, provided the Corporation adheres to its covenants.

The Corporation records the equity transaction at the amount received.

(b)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares which may be optioned under the stock option plan is 7,500,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire ten years after the grant date and vest either immediately or over periods up to six years, and are equity-settled. As at December 31, 2013, 2,070,500 options could still be granted by the Corporation (2012 -1,559,500; 2011 – 2,121,500).

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

9.	Share capital (continued):

(b)	Stock options (continued):

The following table provides the activity of stock option awards during the year and for options outstanding and exercisable at the end of the year, the weighted average exercise price, and the weighted average years to expiration.

		Options outstanding
			Weighted
		Weighted	average
		average	remaining
		exercise	contractual
	Number	price	life (in years)

Outstanding,
December 31, 2010	4,614,000	$3.06	5.32

Exercised	(28,000)	1.93
Granted	905,000	7.10
Expired	(2,500)	3.57
Surrendered	(110,000)	3.83

Outstanding,
December 31, 2011	5,378,500	$3.73	5.22

Exercised	(8,000)	2.76
Granted	590,000	6.66
Surrendered	(20,000)	2.89

Outstanding,
December 31, 2012	5,940,500	$4.03	4.74

Exercised	(1,000)	2.62
Granted	90,000	5.24
Expired	(550,000)	3.07
Surrendered	(50,000)	2.83

Outstanding,
December 31, 2013	5,429,500	$4.16	4.24

Options exercisable	5,389,500	$4.13	4.24

The weighted average share price at the date of exercise for stock options exercised in 2013 was $7.62 (2012 - $7.03; 2011 - $7.48).

In 2013, a total of 50,000 options were surrendered (i.e. a “cashless exercise”) to the Corporation (2012 - 20,000; 2011 - 110,000) in consideration for the issuance of a total of 29,955 common shares (2012 - 12,520; 2011 - 38,039), whereby the option holders receive a number of shares equivalent in value to the net difference between the strike price on the option and the closing market price on the day before the date of the cashless exercise.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

9.	Share capital (continued):

(b)	Stock options (continued):

At December 31, 2013, options outstanding and exercisable were as follows:

Options outstanding	Options exercisable	Exercise price per share	Expiry date
175,000	175,000	2.82	June 9, 2016
30,000	30,000	2.74	July 17, 2016
3,392,500	3,392,500	3.00	August 24, 2016
40,000	40,000	5.95	August 23, 2017
40,000	40,000	3.61	July 16, 2018
50,000	50,000	3.30	January 23, 2019
2,000	2,000	3.05	March 24, 2019
20,000	20,000	3.65	May 14, 2019
40,000	40,000	4.83	July 9, 2019
25,000	25,000	3.40	May 3, 2020
30,000	30,000	2.90	July 16, 2020
790,000	790,000	7.08	January 24, 2021
75,000	65,000	6.27	March 16, 2021
40,000	40,000	9.10	July 16, 2021
50,000	20,000	8.04	April 1, 2018
40,000	40,000	6.88	July 16, 2022
500,000	500,000	6.51	October 15, 2022
50,000	50,000	4.76	April 28, 2023
40,000	40,000	5.83	July 16, 2023
5,429,500	5,389,500	$ 4.16

(c)	Stock-based compensation:

	2013	2012	2011
Stock options granted in 2006	$-	$29,488	$184,490
Stock options granted in 2011	$12,679	46,242	3,820,914
Stock options granted in 2012	55,787	1,886,355	-
Stock options granted in 2013	238,860	-	-
Total stock-based compensation expense recognized	$307,326	$1,962,085	$4,005,404

The stock-based compensation expense is disaggregated in the statements of operations and comprehensive loss as follows:

	2013	2012	2011
Stock-based compensation pertaining to general and administrative	$170,947	$275,386	$1,213,462
Stock-based compensation pertaining to marketing	123,700	389	434,635
Stock-based compensation pertaining to research and development	12,679	1,686,310	2,357,307
	$307,326	$1,962,085	$4,005,404

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

9.	Share capital (continued):

(c)	Stock-based compensation (continued):

The fair value of the options granted during the years ended December 31, 2013, 2012 and 2011 was determined using the Black-Scholes pricing model using the following weighted average assumptions:

	2013	2012	2011

Share price	$5.24	$6.66	$7.10
Exercise price	5.24	6.66	7.10
Risk-free interest rate	1.41%	1.36%	2.56%
Expected volatility	58.99%	58.67%	71.94%
Expected option life in years	5	5	5
Expected dividend yield	-	-	-

The weighted average grant-date fair value of options granted during the year ended December 31, 2013 was $2.65 per option (2012 - $3.37 per option; 2011 - $4.29 per option).

Expected volatility was estimated considering a five-year historic average share price volatility.

Expected dividends were determined to be nil, since it is the present policy of the Corporation to retain all earnings to finance operations.

10.	Commitments and contingencies:

(a)	Operating leases:

Minimum lease payments under non-cancelable operating leases that were entered into by the Corporation are payable as follows:

Less than one year	$289,192
Between one and five years	206,725
More than five years	-

$495,917

In September 2012 and November 2013, the Corporation entered into new operating lease agreements for its Canadian and US premises, both of which will expire on August 31, 2014 and October 31, 2016, respectively.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

10.	Commitments and contingencies (continued):

(a)	Operating leases (continued):

The current leases for the Canadian and U.S. operations run for two years and three years respectively, with an option to renew the leases after these dates. Lease payments are increased with every renewal to reflect market rentals. During the year ended December 31, 2013, an amount of $367,812 was recognized as an expense in respect of operating leases (2012 - $370,440; 2011 -$364,471).

(b)	Contingencies:

In November 2011, two former directors of the Corporation, who ceased to be directors in 2006, served the Corporation with a Motion to Institute Proceedings filed with the Quebec Superior Court seeking an order that they are entitled to exercise options to purchase a total of 125,000 shares of the Corporation at a price of US$4.33 or, in the alternative, damages for lost profit. On February 18, 2014, the claim by one of the former directors against Nymox was dismissed. The Corporation believes that the right to exercise these options ended in May 2007 and that the claims are without merit. The Corporation intends to defend the action vigorously. Accordingly, no provision related to this matter has been recorded in these consolidated financial statements.

11.	Cost of sales:

In 2013, expenses related to inventories recognized as cost of sales amounted to $322,270 (2012 -$85,075; 2011 - $108,372).

12.	Research tax credits and grants and income taxes:

(a)	Research tax credits and grants:

The Corporation was entitled to a grant from the U.S. Government under the Qualifying Therapeutic Discovery Project for its ongoing Phase III clinical trial program for NX-1207 for the treatment of benign prostatic hyperplasia. In April 2011, the Corporation received its full entitlement under this program in the amount of $244,479.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

12.	Research tax credits and grants and income taxes (continued):

(a)	Research tax credits and grants (continued):

Unused federal research tax credits may be used to reduce future income tax expense, which are not recognized and expire as follows:

2018	$5,228
2019	8,504
2020	23,093
2021	23,483
2022	53,537
2023	69,362
2024	22,561
2025	29,084
2026	66,314
2027	73,235
2028	71,538
2029	96,957
2030	174,430
2031	244,789
2032	287,586
2033	243,400
$1,493,101

(b)	Income taxes:

	2013	2012	2011
Current income tax expense for the year	$–	$–	$–

Recognition of previously unrecognized tax loss	–	–	–

Current income tax expense	–	–	–

Deferred tax expense:
Origination and reversal of temporary differences	(1,317,839)	(1,620,431)	(1,591,363)
Change in unrecognized deductible temporary differences	1,317,839	1,620,431	1,591,363
Deferred tax expense	–	–	–

Total income tax expense	$–	$–	$–

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

12.	Research tax credits and grants and income taxes (continued):

(b)	Income taxes (continued):

Reconciliation of effective tax rate:
	2013	2012	2011
Net loss for the year, before income taxes	$(4,908,603)	$(7,627,589)	$(9,652,389)

Domestic tax rate applicable to the Corporation	26.9%	26.9%	28.4%

Income taxes at domestic tax statutory rate	(1,320,414)	(2,051,821)	(2,741,278)

Change in unrecognized deductible temporary differences	1,317,839	1,620,431	1,591,363

Non-deductible expenses and other	2,575	431,390	1,149,915

Income taxes	$–	$–	$–

The Corporation’s applicable tax rate is the Canadian combined rates applicable in the jurisdictions in which the Corporation operates. The decrease is due to the reduction of the Federal income tax rate in 2012 from 16.5% to 15.0%.

As at December 31, 2013, 2012 and 2011, deferred tax assets not recognized were as follows:

	2013	2012	2011

Deferred revenue	$1,378,929	$2,083,064	$2,787,199
Tax loss carry forward	14,293,352	12,493,652	11,196,417
Property and equipment and patents	2,012,128	1,950,980	1,923,879
Research and development expenditures	2,251,060	2,031,077	1,799,941
Share issue costs	125,959	100,081	103,847

Unrecognized deferred tax assets	$20,061,428	$18,658,854	$17,811,283

Deferred tax assets have not been recognized in respect to these items because it is not probable that future taxable profit will be available against which the Corporation can utilize the benefits therefrom. The generation of future taxable profit is dependent on the successful commercialization of the Corporation’s products and technologies.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

12.	Research tax credits and grants and income taxes (continued):

(b)	Income taxes (continued):

At December 31, 2013, the amounts and expiry dates of tax attributes for which no deferred tax assets were recognized are as follows:

		Federal		Provincial

Research and development expenditures, without time limitation	$		$

Losses carried forward:
2014		581,932		403,722
2015		3,544,044		3,502,020
2026		3,807,913		3,700,607
2027		3,608,571		3,487,087
2028		2,750,121		2,750,121
2029		3,607,077		3,509,077
2031		7,385,581		7,368,724
2032		7,336,538		7,319,236
2033		6,653,590		6,635,717
		39,275,367		38,676,311

Other deductible temporary differences:
Share issue costs		468,250		468,250
Excess of tax value of intellectual property and patent fees over carrying value		7,215,154		7,215,413
Excess of tax value of property and equipment over carrying value		287,918		287,929
Deferred revenue		5,126,133		5,126,133

US losses carried forward:
2018				2,781,408
2019				1,077,985
2020				813,001
2021				664,129
2022				522,140
2023				564,484
2024				353,204
2025				264,237
2026				355,198
2027				372,942
2028				351,224
2029				86,251
2030				541,457
2031				479,755
2032				176,525
2033				94,976
				$9,498,916

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

13.	Earnings per share:

Weighted average number of common shares outstanding:

	2013	2012	2011

Issued common shares at January 1	33,572,442	32,993,302	32,573,856
Effect of shares issued	575,224	182,883	137,575

Weighted average number of common shares outstanding at December 31	34,147,666	33,176,185	32,711,431

Diluted loss per share was the same amount as basic loss per share, as the effect of options would have been anti-dilutive, because the Corporation incurred losses in each of the years presented. All outstanding options could potentially be dilutive in the future.

14.	Capital disclosures:

The Corporation's objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents. The Corporation makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

The Corporation defines capital as total equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common shares and, during 2010, entered into a collaboration agreement. Since inception, the Corporation has financed its liquidity needs primarily through private placements and, since 2003, through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser (see note 9 (a) - Common Stock Private Purchase Agreement). The Corporation intends to access financing under this agreement when appropriate to fund its research and development activities. Since 2003 through to December 2013, the Purchaser has always complied with the drawdowns made pursuant to the agreement. The Corporation believes that cash balances, funds from product sales, as well as funds from the Common Stock Private Purchase Agreement will be sufficient to meet the Corporation’s cash requirements for at least the next twelve months.

The Corporation must comply with general covenants in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

14.	Capital disclosures (continued):

The capital management objectives remain the same as for the previous fiscal year. When possible, the Corporation tries to optimize its liquidity needs by non-dilutive sources, including sales, collaboration agreements, research tax credits and interest income. The Corporation's general policy on dividends is to retain cash to keep funds available to finance its research and development and operating expenses. The Corporation has no debt.

The Corporation is not subject to any capital requirements imposed by external parties.

15.	Financial risk management:

This note provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including foreign currency risk, credit risk, interest rate risk and liquidity risk, and to how the Corporation manages those risks.

(a)	Foreign currency risk:

The Corporation uses the US dollar as its measurement currency because a substantial portion of revenues, expenses, assets and liabilities of its Canadian and US operations are denominated in US dollars. The Corporation’s equity financing facility is also in US dollars. Foreign currency risk is limited to the portion of the Corporation’s business transactions denominated in currencies other than the US dollar. The Canadian operation has transactions denominated in Canadian dollars, principally relating to salaries and rent. Additional variability arises from the translation of monetary assets and liabilities denominated in currencies other than the US dollar at each statement of financial position date. Fluctuations in the currency used for the payment of the Corporation’s expenses denominated in currencies other than the US dollar (primarily Canadian dollars) could cause unanticipated fluctuations in the Corporation’s operating results, but would not impair or enhance its ability to pay its Canadian dollar denominated obligations. The Corporation’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by transacting with parties in US dollars to the maximum extent possible. The Corporation does not engage in the use of derivative financial instruments to manage its currency exposures.

Approximately 59% of expenses that occurred during the year ended December 31, 2013 (2012 – 57%; 2011 – 66%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2013, 2012 or 2011.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

15.	Financial risk management (continued):

(a)	Foreign currency risk (continued):

The following table provides significant items exposed to foreign exchange:

CA$	2013	2012

Cash	$128,117	$167,006
Trade accounts receivable, other receivables and research tax credits receivable	41,477	54,169
Trade accounts payable and accrued liabilities	(272,011)	(389,256)

	$(102,417)	$(168,081)

The following exchange rates were applied for the years ended December 31, 2013, 2012 and 2011:

	Average rate
	(twelve months)	Reporting date rate

US$ - CA$ - December 31, 2013	1.0299	1.0636
US$ - CA$ - December 31, 2012	0.9996	0.9949
US$ - CA$ - December 31, 2011	0.9891	1.0170

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have decreased the net loss for the year ended December 31, 2013 by less than $5,500, assuming that all other variables remained constant.

An assumed 5% weakening of the US dollar would have had an equal but opposite effect on the amount shown above, on the basis that all other variables remained constant.

(b)	Credit risk:

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Financial instruments that potentially subject the Corporation to concentrations of credit risk consist primarily of cash and trade and other accounts receivable. Cash is maintained with high-credit quality financial institutions. For trade accounts receivable, the Corporation performs periodic credit evaluations and typically does not require collateral. Allowances are maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

15.	Financial risk management (continued):

(b)	Credit risk (continued):

The Corporation has a limited number of customers. Included in the consolidated statement of financial position are trade accounts receivable of $181,639 (2012 - $30,732), all of which were aged under 45 days. Three customers (2012 - three customers) accounted for 95.6% (2012 - 86.4%) of the trade receivables balance at December 31, 2013, all of whom have a good payment record with the Corporation. No bad debt expense was recorded for the year ended December 31, 2013, December 31, 2012 or December 31, 2011.

At December 31, 2013, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, trade accounts receivable and other receivables.

(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Trade accounts receivable, other receivables, trade accounts payable and accrued liabilities bear no interest. The Corporation has no other interest-bearing financial instruments.

Based on the value of variable interest-bearing cash during the year ended December 31, 2013, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

(d)	Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure, as outlined in note 14 - Capital disclosures. The Corporation does not have an operating credit facility and finances its activities through an equity financing agreement with an investment company, as described in note 9 (a) - Common Stock Private Purchase Agreement.

The following are the contractual maturities of financial liabilities:

	Carrying	Less than
	amount	1 year	1 year to 5 years

Trade accounts payable and accrued liabilities:
December 31, 2013	$1,498,622	$1,498,622	$–
December 31, 2012	$1,055,159	$1,055,159	$–

The redeemable preferred shares in the amount of $400,000 have no specific terms of repayment.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

16.	Financial instruments:

(a)	Fair value disclosure:

The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value due to the immediate or short-term maturity of these financial instruments.

(b)	Finance income and finance costs:

	2013	2012	2011
Interest income	$3,402	$6,180	$12,817

Finance income	3,402	6,180	12,817

Interest and bank charges	(8,853)	(10,635)	(11,700)
Net foreign exchange loss	(18,195)	(28,483)	(28,179)
Finance costs	(27,048)	(39,118)	(39,879)

Net finance costs	$(23,646)	$(32,938)	$(27,062)

17.	Segment disclosures:

The Corporation operates in one reportable segment, which is the Corporation’s strategic business unit -the research and development of products for the aging population.

Information regarding the geographic reportable segment is as follows:

		United	Europe
	Canada	States	and other

Revenues:
2013	$5,104	$365,277	$2,988,629
2012	17,780	353,397	2,701,410
2011	11,537	437,410	2,664,868

Property and equipment:
December 31, 2013	12,114	407	–
December 31, 2012	14,818	300	–

Revenues are attributed to geographic locations based on location of customers.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

17.	Segment disclosures (continued):

Major customers:

Customers that accounted for greater than 10% of revenues from sales in any of the last three years were as follows:

	2013	2012	2011

Customer A	$333,249	$–	$–
Customer B	119,325	129,803	191,190
Customer C	83,210	38,431	37,161
Customer D	46,625	35,468	78,122

One customer accounted for 100% of licensing revenues during 2013, 2012, 2011 (refer to note 7).

18.	Related parties:

Executive officers and directors participate in the Corporation’s stock option plan (see note 9 (b)). Executive officers are covered under the Corporation’s health plan.

Key management personnel compensation is comprised of:

	2013	2012	2011

Salaries	$793,552	$630,346	$667,788
Short-term employee benefits	10,097	9,719	9,259
Stock-based compensation	238,860	1,808,628	3,802,911

	$1,042,509	$2,448,693	$4,479,958

Total honorariums paid to the independent directors of the Corporation for participation in Board and Committee meetings are $62,500 for the year ended December 31, 2013 (2012 - $64,000; 2011 - $62,000).

19.	Personnel expenses:

	2013	2012	2011

Salaries	$1,994,783	$2,019,020	$1,801,253
Employer contributions	177,993	175,360	164,988
Short-term employee benefits	51,082	50,305	44,244
Stock-based compensation	123,700	1,689,380	3,848,780

	$2,347,558	$3,934,065	$5,859,265

The table above includes the compensation figures from the table in note 18.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012, and for each of the years in the three-year period ended
December 31, 2013
(In US dollars)

20.	Subsequent events:

On January 9, 2014 the Corporation granted 500,000 fully vested stock options to its Chief Executive Officer at a price of $5.88. An amount of $1,250,500 will be charged to stock compensation expense in January 2014.

On January 14, 2014, the Corporation issued 69,686 common shares for gross proceeds of $400,000, on February 4, 2014, the Corporation issued 61,533 common shares for gross proceeds of $350,000 and on February 28, 2014, the Corporation issued 62,297 common shares for gross proceeds of $350,000 under the Common Stock Private Purchase Agreement referred to in note 9(a).

On January 22, 2014, as a result of the former Chief Financial Officer’s termination, the Corporation entered into an agreement with him, whereby he is entitled to receive payments equal to his annual base salary while he was employed by the Company, until July 26, 2016, payable in equal bi-monthly installments, in exchange for cancelling all of his outstanding 240,000 stock options. In the event the former Chief Financial Officer becomes employed at any time subsequent to April 22, 2015, the amount of these payments will be reduced by fifty percent of the amount of his pay for such employment. This exchange of options for future cash payments was accounted for as an equity transaction and therefore an accrued liability and a reduction to additional paid in capital of $444,791 (CA$492,340) was recorded during the first quarter of 2014, and all future payments will reduce the accrued liability balance.

On February 13, 2014, the Corporation granted 100,000 stock options to its Chief Financial Officer pursuant to his employment agreement dated January 24, 2014, with 50,000 stock options vesting immediately and 50,000 stock options vesting over the next four years, at a price of $6.47. An amount of $137,800 will be charged to stock compensation expense at the time of grant and an aggregate of $137,800 recorded over the next sixteen quarters.